Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VLI-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

April 23, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-1 (“Registrant”)

File Nos. 333-128699 and 811-10393
POST-EFFECTIVE AMENDMENT #6 REGISTRATION, pursuant to Rule 485(b)
Intelligent Life VUL Contract

File Nos. 333-151910 and 811-10393
POST-EFFECTIVE AMENDMENT #2 REGISTRATION, pursuant to Rule 485(b)
Intelligent Life Survivorship VUL Contract

To be effective May 1, 2010.

Dear Mr. Kosoff:

These Form N-6 Post-Effective Amendment filings to the initial registration statement for the above-referenced Intelligent Life variable life insurance contracts will be made pursuant to Rule 485(b) on April 23, 2010 to be effective May 1, 2010.

None of the changes made since our last post-effective amendments to these registrations are material. As a courtesy, this letter identifies some of the more significant changes:

1.	Merging the Intelligent Life (IL) VUL and SVUL prospectuses

Our current IL-SVUL prospectus was introduced in early 2009. Its prospectus was based upon the above-referenced IL-VUL contract prospectus. In fact, the IL-SVUL prospectus is materially identical to the IL-VUL prospectus except for its survivorship differences, including some riders that are only applicable to one or the other of these contracts but not applicable to both. We are maintaining the separate registration for each of the above-referenced products. Beginning May 1, 2010, we are merging the two prospectuses into one prospectus form.

2.	Market Timing Language

Our market timing prospectus language section has been redrafted to reflect a minor change that expands the transactional movement necessary to trigger a market-timing review while preserving our ability to timely identify market timing practices and to coordinate our practices with those of most of our subaccount underlying funds. Our previous practice at a contract level was to define a transaction triggering our market timing review as a 360-degree ‘round trip’ to a subaccount fund and back within 90 days. Effective May 1, 2010, a transaction triggering our market timing review will be a 540-degree trip

(to, back, and then again to a subaccount fund) within 60 days. Although the measurement time period is reduced, the transactional flow of funds to/from/to a subaccount fund is greater under our new procedures.

3.	Subaccount Changes

Effective May 1, 2010, we have closed to new transfers/contributions three subaccounts with Credit Suisse Trust underlying funds and we have added a new subaccount with an ING underlying fund.

4.	Customary Annual Changes
•	Subaccount underlying fund expenses and expense table footnotes have been updated.
•	Tax disclosure has been updated to reflect current tax regulation.

With a courtesy paper copy (and e-mail copy, if possible) of this letter, we are providing a courtesy copy to Mr. Michael Kosoff that is marked to identify larger changes of these Post-effective Amendments, using the May 1, 2009 IL-SVUL prospectus as a starting point (black-lining changes to add the unique IL-VUL prospectus terms).

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz